Berkley Resources Inc.
Form 51-102F1
MANAGEMENT’S DISCUSSION & ANALYSIS
For the quarter ended March 31, 2005

The following discussion and analysis of the operations, results and financial position of Berkley Resources Inc. (the “Company”) for the quarter ended March 31, 2005 should be read in conjunction with the March 31, 2005 interim financial statements and the related notes. The effective date of this report is May 18, 2005.

Forward Looking Statements

Except for historical information, the Management’s Discussion & Analysis (the “MD&A”) may contain forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity performance or achievement to vary from those expressed or implied by these forward looking statements.

Description of Business

The Company’s principal business activities are the acquisition, development, exploration, production and marketing of petroleum and natural gas reserves in Alberta and Saskatchewan. The Company also has real estate holdings. The Company is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange under the symbol BKS.

Overall Performance

The Company operates in two distinct segments, oil and gas and real estate rental. An overview analysis by segment is as follows:

Oil and Gas

The Company’s continued commitment to prospect development has resulted in four new projects being brought to drill-ready stage, one of which (Brazeau) was drilled in 2004. The access to cash enjoyed by the Company and the quality of these prospects has resulted in the Company’s decision to participate fully in the costs to drill two more of these prospects while farming-out a portion of the fourth. The Company’s decision to participate in drilling costs in whole or in part, or to farmout some or all of the drilling costs, is influenced by management’s assessment of the risk to reward index each project offers. An otherwise cash strong Industry resulting from sustained high prices for both oil and natural gas continues to provide a strong demand for farmout opportunities, however that same demand limits the number of farmin opportunities available to the Company. Accordingly, the Company will continue to develop new prospects for its own account.

The Company presently holds working interests in approximately 35 oil and gas wells in Alberta and Saskatchewan with its working interests ranging from 1% to 35%. Efforts will continue to purge the Company’s asset base of minor interest properties which will enable the Company to focus on higher interest opportunities. Generally the Company does not operate joint interest ventures; however Crossfield, Alberta is an exception where the Company holds the largest interest at 35%. Presently most of the Company’s production comes from seven discrete areas. Three are natural gas, three produce oil and one has a combination of oil and gas. Four areas have been producing for several years while two projects (one oil and one gas) are new developments.

Oil and Gas Industry Overview

After 2004 saw a 32% increase in the average price paid for West Texas Intermediate (WTI) oil over that paid during 2003, the first quarter 2005 saw a further 25% increase in both oil and natural gas prices

Oil prices opened on January 1, 2005, at U.S. $43.65 per barrel for West Texas Intermediate and closed March 31, 2005 at $54.23. Natural gas opened the year 2005 at Cdn. $6.26 per thousand cubic feet (mcf) and closed March 31, 2005 at $7.98. The full year average for 2004 was about Cdn. $6.50. The first quarter 2005 has seen oil prices occasionally exceed U.S. $55.00 per barrel while natural gas prices have averaged well over Cdn. $7.00/mcf.

The combination of steady natural gas prices and strong oil prices into 2005 continues to provide large amounts of cash flow to producers which have kept Income Trust Funds and senior producers operating at a high level.

Company Activity

The Company plans to participate in drilling one smaller interest (6.67%) gas prospect and two additional high-interest, drill-ready projects – one natural gas and one oil – to be drilled in 2005. The Company holds 35% W.I. in the second natural gas prospect and 27.50% interest in the oil prospect. Both can be drilled during the less-busy part of the year making drilling and service equipment costs available at more reasonable rates. Specific projects include:

(a) Leduc Area, Alberta

The Wabamun (D-1) gas well “MEC Leduc 11-33-49-26 W4M” has been tied-in and on production since August 6, 2004 at 1.4 million cubic feet per day (1.4 mmcf/d). The Company participated for its 6.67% share to acquire two additional sections adjoining the producing section 33. Berkley holds 6.00% W.I. in the 11-33 gas well through payout, reducing then to 4.00%. Additional well(s) will be drilled/tested on the acquired lands during the 2nd quarter 2005.

(b) Crossfield Area, Alberta

This natural gas prospect located 50 miles north of Calgary is now ready to drill. The location has been surveyed and the surface lease acquired. Formal licensing procedures will take six weeks to six months to complete as this is a “sour-gas” prospect. Berkley holds 35% working interest in this project, which has as its primary objective, natural gas in the Crossfield formation at a depth of approximately 9,800 feet. Test well drilling costs are estimated at $2,500,000. Berkley’s 35% share will be about $875,000.

(c) Brazeau Area, Alberta

This 11,500’ Nisku formation natural gas well located at 5-13-46-13 W5M in west-central Alberta was tied-in to the processing plant in the area and placed on production February 20, 2005 at four million cubic feet per day (4mmcf/d). The Company will hold 30% working interest in production from the well through payout reducing then to 19.50%. The well produced an increasing amount of water and was shut-in April 17, 2005 while arrangements are made for long term water disposal. The operator expects to have the well back on production by mid-June.

(d) Senex Area, Alberta

The Company and its partners have consolidated their acreage holdings at 14 sections (8,960 acres) over this multi-zone prospect. The acquired properties contained two suspended oil wells which were recompleted and placed on production at an initial monthly average combined rate of over 75 barrels per day (15 barrels net). Three additional wells were drilled and cased in November/December 2004. The Company holds 20% W.I. in two of these new drills and 15% in the third. The Company participated for its 20% share in the 3-D seismic program conducted over the joint lands in January 2005. The seismic program cost $1,700,000 in total ($340,000 net). The 3-D seismic appears very helpful in planning future drilling on this multi-zone prospect.

(e) Sturgeon Lake Area, Alberta

This oil prospect is a well-defined seismic opportunity with projected recoverable reserves of 5 to 10 million barrels. Berkley holds 27.50% working interest in this prospect and it proposes to participate for 15%± of the drilling costs and farmout the remaining 12.50%. The farmee now has this project drill-ready, with licensing expected for the second half 2005. The Company’s level of participation in the well costs may be influenced by the surface location obtained by the farmee. The much preferred but more difficult to obtain surface location closer to the bottom-hole target (which is under Sturgeon Lake) would see well costs of about $2.5 million. The fallback location which is more distant from the bottom-hole target would see drilling costs projected at $3.1 million.

Production Acquisitions

As reported throughout 2004 and into 2005, high oil and gas prices have provided Income Trust Funds and the larger oil and gas producers with huge amounts of unbudgeted cash which they are now using to compete for on-line production as well as conduct aggressive drilling programs. The Company continues its watch for on-line production that may be found below the radar of both Income Trust Funds and cash strong mid-sized operators; however these opportunities are very few.

Summary

The Company has been successful in developing new projects which offer significant upside opportunities. The Leduc and Brazeau projects hold promise for meaningful increases in cash flow while the Senex project offers a longer-range exploitation opportunity that could occupy the Company’s attention well into the future. The Crossfield and Sturgeon Lake projects are worthy ventures in their own right, however when these are added to the other projects discussed above, management believes the Company has placed itself in a very opportune position to add shareholder value.

Real estate

The office building in downtown Vancouver continues to have near full occupancy, with consistent operating results within a narrow range. In all material respects, the building achieves breakeven on an operating and cash flow basis. There are no changes foreseen with respect to this segment.

Results of Operations

Three months ended March 31, 2005 (“Q1-2005”) compared with the three months ended March 31, 2004 (“Q1-2004”).

Oil and Gas

Oil and gas revenue increased approximately 139% to $500,640 for the three month period to March 31, 2005 compared to $209,356 for the same period in 2004. This increase was due both to increased product prices and increased production resulting from the acquisition of a producing property in late 2003 and a new well commenced production in August 2004. The production expenses for the first quarter 2005 were higher at $336,133 compared to $128,474 for 2004 and are a direct result of increased production and an increase of $130,910 in amortization and depletion charges. There was a net income of $164,507 for the first quarter of 2005 whereas there was a net income of $80,882 reported for the same period in 2003. Operating costs increased 72% from $104,384 in to 2004 to $179,653 in 2005 as compared to the 139% increase in revenues.

Real estate

Net rental income was $5,681 for Q1-2005 compared with net income of $11,035 for Q1-2004. This is primarily due to the building not being fully occupied in Q1-2005 as it was in Q1-2004 and the resulting decrease in rental revenue of $4,203 between the periods.

Head office-general and administrative expenses

General and administrative expenses totaled $293,165 for Q1-2005 compared with $111,795 for Q1-2004. The increase in general and administrative expenses of $181,370 is due largely to stock based compensation expense of $84,933 in Q1-2005 compared to nil in Q1-2004 and financing fees of $43,000 included in the Q1-2005 administrative, office services and premises expense category. The financing fees are related to the securing of the $1,000,000 loan from IMOR Capital Corp. To a lesser extent, there were increases in consulting and management fees, shareholder information, and professional fees which are all attributed to the Company increasing its business activities and company awareness.

Loss for the period

Loss for Q1-2005 was $122,368 compared with a loss of $19,267 for Q1-2003, an increase of $103,101. The increase in net oil and gas income more than offset the decrease in net rental income and the increase in basic administrative and office expenses in Q1-2005. The additional items of stock based compensation and financing fees as note above created a net loss situation instead of a net income and improvement over Q1-2004.

Summary of Quarterly Results

	2005	2004	2004	2004	2004	2003	2003	2003
	Mar 31	Dec 30	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
Period Ended	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Net income (loss) before general and administration expense	170,188	(71,330)	80,922	73,149	$91,917	$139,281	$99,033	$75,031

Loss for the period	(122,368)	(471,083)	(160,799)	($77,885)	($19,267)	($149,951)	($68,911)	(34,966)

Basic loss per Share	(0.01)	(0.07)	(0.02)	($0.01)	($0.00)	($0.02)	($0.01)	($0.00)

Diluted loss per Share	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Liquidity

At March 31, 2005 the Company had current assets of approximately $1,600,605 of which $1,539,210 was comprised of cash and accounts receivable, offset by accounts payable of approximately $1,467,397. The increase in cash is due to the net proceeds of $953,433 acquired from a $1,000,000 financing arrangement.

Total working capital deficiency at March 31, 2005 is approximately $1,279,859, compared with a working capital deficiency of approximately $1,039,862 at December 31, 2004.

Total working capital deficiency includes a bank demand loan of approximately $413,067 and the recently acquired loan of $1,000,000. that will be due April 1, 2006. The Company’s present arrangements with the lender of the bank demand loan call for monthly payments of $11,900. Management does not anticipate any material change to the repayment arrangements to this lender. The second loan agreement calls for monthly interest only payments of $7,917 for one year upon which the balance is due. The lender, at its option, may extend the maturity date of this mortgage at the request of the Company.

The Company’s debt facilities available comprises of a $50,000 standby line of credit which approximately $nil has been drawn against at this date.

Other than the second loan agreement, there have been no material changes in the company’s contractual obligations since its latest fiscal year end, December 31, 2004.

Capital Resources

The Company plans to continue its participation in all five projects discussed above. These projects will be financed from cash flow and new drilling funds to be raised as needed. Other financing will be pursued through farmout where appropriate.

During Q1-2005 the Company disposed of its interest in its Halkirk property for $112,500.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

An amount of $10,000 is due from a Director of the Company and $2,100 due from a company with common management.

At March 31, 2005 there was $8,560 included in accounts payable owed to Directors and or former Directors.

Management and consulting fees totaling $30,000 were paid to Directors and their private companies in the period.

Consulting fees totaling $24,000 were paid to a former Director and his spouse in the period.

Administrative services, office supplies and accounting charges totaling $24,316 were paid to a private company owned by public companies having common Directors.

Changes in Accounting Policies

None.

Outstanding Share Data

The Company’s authorized share capital consists of 100,000,000 common shares without par value of which 9,698,977 are issued and outstanding.

Summary of management incentive options outstanding is as follows:

		Number of Shares
		Remaining Subject
Exercise Price Per Share	Expiry Date	to Options
$0.34	April 25, 2005	192,500

$0.52	September 19, 2008	608,000

$0.57	September 19, 2008	150,000

$0.74	September 19, 2008	21,000

$0.81	October 19, 2009	200,000

$0.77	October 29, 2009	37,500

Summary of share purchase warrants outstanding is as follows:

		Number of
Exercise Price Per Share	Expiry Date	Underlying Shares
$1.10/$1.25	November 10, 2005/2006	241,110

$1.25/$1.50	November 10, 2005/2006	553,750

$1.10/$1.25	November 30, 2005/2006	129,000

$1.25/$1.50	November 30, 2005/2006	319,500

$1.36	December 10, 2006	45,872

Subsequent Events

Subsequent to March 31, 2005, 192,500 options were exercised at a price of $0.34 per share and 25,000 options were exercised at a price of $0.52 per share.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com.